November 9, 2010

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Jeff Jaramillo
Washington, D.C. 20549

Re:  JBI, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        Filed March 31, 2010
        Form 10-Q for the periods ended September 30, 2009, March 31, 2010 and June 30, 2010
        File No. 000-52444

Dear Mr. Jaramillo:

We represent JBI, Inc. (“JBI” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 5, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) originally filed on March 31, 2010 and the Company’s Form 10-Q for the quarterly periods ended September 30, 2009, March 31, 2010 and June 30, 2010. We are in receipt of your letter and will file a response letter on November 29, 2010.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gary S. Eaton
       Gary S. Eaton